SECURITIES AND EXCHANGE COMMISSION
	                      Washington, D.C. 20549

	                              FORM 6-K

             REPORT OF FOREIGN PRIVATE ISSUERS PURSUANT TO RULE
             13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT
                                  OF 1934

             Dated: June 18, 2003

                       Commission file number 0-21392

                            AMARIN CORPORATION PLC
            (Exact name of Registrant as Specified in its Charter)

                                   ENGLAND
                      (Jurisdiction of Incorporation or
                            organization of Issuer)


                                7 Curzon Street
                             London W1J 5HG, England
                      (Address of Principal Executive Offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

            [X] Form 20-F            [ ] Form 40-F

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

            [ ] Yes                  [X] No

Attachment:

Material Events

(a)	Amarin Corporation and Acadia Pharmaceuticals Sign Pharmaceutical
Development Agreement.


          This report on Form 6-K is hereby incorporated by reference in the registration statement on Form F-3
(Registration Statement No. 333-12642) of Amarin
Corporation plc and in the prospectus contained therein, and in the Registration Statement on Form F-3
(Registration No. 333-13200) of Amarin Corporation plc and in the prospectus contained therein, and this report on Form 6-K shall be deemed a part of each such registration statement from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed.

           Pursuant to the requirements of the
Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                         AMARIN CORPORATION PLC



                        By:/s/Richard A B Stewart
                          Richard A B Stewart
                          Chief Executive Officer



Date: June 18, 2003







                                         Index to
Exhibits

Exhibit Item                  Sequentially Numbered Page

(a) Material Event description-             4




                                       Exhibit (a)


Contacts:
Rick Stewart	                     Stefan Ohlsson
Chief Executive Officer	             Managing Director
Amarin Corporation plc	             Amarin Development A.B.
Phone: +44 (0) 20 7907 2440	     Phone: +46 40 539800
Email: rick.stewart@amarincorp.com   Email: stefan.ohlsson@amarindev.se


AMARIN CORPORATION AND ACADIA PHARMACEUTICALS SIGN PHARMACEUTICAL
                      DEVELOPMENT AGREEMENT


     London, United Kingdom, 18th June 2003 - Amarin Corporation plc (NASDAQ: AMRN) today confirmed that its Swedish subsidiary, Amarin Development AB, has been engaged to provide pharmaceutical formulation and manufacturing services for ACADIA Pharmaceuticals, based in San Diego, California and Copenhagen, Denmark. The deal centers on the continued development of ACADIA's small molecule drug candidate ACP-103, currently in Phase I clinical studies. ACADIA intends to utilize Amarin's services in connection with additional clinical studies planned for ACP-103 for the treatment of neuropsychiatric and neurological disorders.

     Rick Stewart, CEO of Amarin, commented on the successful deal, "The selection of Amarin Development by ACADIA to provide these services underscores our strengthened position as a global product development company. This agreement additionally makes use of Amarin's expertise in neurology and complements the research and development activities of Amarin Pharmaceuticals Inc. in the US, making this a particularly attractive signing."

About ACP-103

     ACP-103 is initially being pursued as a therapy for treatment-induced dysfunctions in Parkinson's disease, an indication that lacks adequate drug therapy. Due to its unique profile, ACP-103 may also have broad utility in a range of other important indications. ACP-103 is a proprietary small molecule that acts as a selective inverse agonist at the 5-HT2A receptor.

About Amarin

     Amarin Corporation plc is a specialty pharmaceutical company focused on neurology and pain management. Amarin has multiple pharmaceutical products on the US market along with a development pipeline that includes two late-stage candidates: Zelapar
(selegiline HCl orally disintegrating tablets) for Parkinson's disease and LAX-101, a proprietary compound for Huntington's
Disease. For press releases and other Company information, visit our websites at http://www.amarincorp.com and http://www.amarinpharma.com.

About ACADIA

     ACADIA Pharmaceuticals is a drug discovery and development company that efficiently discovers novel small molecule drug candidates using its proprietary chemical-genomics platform. ACADIA has applied its platform to generate a broad discovery pipeline directed at large unmet medical needs including Parkinson's disease, chronic pain, psychosis, and glaucoma. Two of ACADIA's drug candidates have been successfully advanced from initial discovery to clinical development, and several additional programs are in late-stage preclinical testing. ACADIA's corporate headquarters as well as its biological research facilities are located in San Diego, California and its chemistry research facilities are located in Copenhagen, Denmark.

     Statements in this press release that are not historical facts are forward-looking statements that involve risks and uncertainties which may cause the Company's actual results in future periods to be materially different from any performance suggested herein. Such risks and uncertainties include, without limitation, risks associated with the inherent uncertainty of pharmaceutical research, product development and commercialization, the impact of competitive products and patents, as well as other risks and uncertainties detailed from time to time in periodic report, including but not limited to the filing or approval of the NDA for Zelapar. For more information, please refer to Amarin Corporation's Annual Report for 2002 on Form 20-F and its Form 6-Ks as filed with the U.S. Securities and Exchange Commission. The Company assumes no obligation to update information on its expectations.